UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

KINETIK HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

Ben C. Rodgers

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy L. Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

February 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02215L209

1.	Names of Reporting Persons: APA Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 19,643,402 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 19,643,402 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,643,402 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 45.3% (2)
14.	Type of Reporting Person (See Instructions): CO

(1)

The aggregate number of shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Kinetik Holdings Inc. (the “Issuer”), that may be deemed beneficially owned by APA Corporation, a Delaware corporation (“APA Corporation”), is comprised of the following: (i) 19,325,188 shares of Class A Common Stock and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of warrants (the “Warrants”) beneficially owned by APA Corporation.

(2)

Based on 43,400,371 shares of Class A Common Stock, consisting of: (i) 43,082,157 shares of Class A Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by APA Corporation.

CUSIP No. 02215L209

1.	Names of Reporting Persons: Apache Midstream LLC(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 19,643,402 (2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 19,643,402 (2)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,643,402 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 45.3% (3)
14.	Type of Reporting Person (See Instructions): OO

(1)

Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream” and, together with APA Corporation, the “Reporting Persons”), is a wholly owned subsidiary of APA Corporation, and APA Corporation controls Apache Midstream.

(2)

The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by Apache Midstream is comprised of the following: (i) 19,325,188 shares of Class A Common Stock and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream.

(3)

Based on 43,400,371 shares of Class A Common Stock, consisting of: (i) 43,082,157 shares of Class A Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream.

CUSIP No. 02215L209

Explanatory Note

This Amendment No. 5 to Schedule 13D amends and supplements the information set forth in Schedule 13D filed by Apache Corporation and Apache Midstream with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2018 and subsequently amended by Amendment No. 1 filed on March 11, 2019, Amendment No. 2 filed on November 10, 2021, Amendment No. 3 filed on March 15, 2022, and Amendment No. 4 filed on August 18, 2022 (as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to the terms of the DRIP Agreement and the Mandatory DRIP, the Reporting Persons participated in the dividend reinvestment plan of the Issuer and had 100% of their applicable cash dividends or distributions reinvested in shares of Class A Common Stock of the Issuer as follows on November 17, 2022 and February 16, 2023:

November 17, 2022

Name of Reporting Person	Amount reinvested	Price per share	Number of shares
APA Corporation	$13,298,477	$33.8094	393,337
Apache Midstream	$13,298,477	$33.8094	393,337

February 16, 2023

Name of Reporting Person	Amount reinvested	Price per share	Number of shares
APA Corporation	$13,298,476	$28.6310	464,478
Apache Midstream	$13,298,476	$28.6310	464,478

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 3 of this Amendment No. 4 is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Sections (a) and (b) of Item 5 are amended and restated as follows:

(a)

The Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentage ownership in the Issuer (see the footnotes to the cover pages hereto):

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
APA Corporation	19,643,402	45.3%
Apache Midstream	19,643,402	45.3%

(b)	As of the close of business on February 16, 2023, the number of shares of Class A Common Stock as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote;

CUSIP No. 02215L209

(ii) Shared power to vote or to direct the vote;

(iii) Sole power to dispose or to direct the disposition; or

(iv) Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
APA Corporation	19,643,402	0	19,643,402	0
Apache Midstream	19,643,402	0	19,643,402	0

CUSIP No. 02215L209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 20, 2023

APA CORPORATION

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President, Treasurer and Midstream and Marketing

APACHE MIDSTREAM LLC

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President and Treasurer